SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 Broadway, 32nd Floor
New York, NY 10006

February 17, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn:       Larry Spirgel
Assistant Director

Re:           IO World Media, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed April 18, 2011
Form 10-Q for the fiscal quarter ended September 30, 2011
Filed November 14, 2011
File No. 000-27574

Dear Mr. Spirgel:

We are counsel to IO World Media, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated December 22, 2011 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K filed on April 15, 2011 (“Form 10-K”) and its Quarterly Report on Form 10-Q filed on November 14, 2011 (the “Form 10-Q”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Company’s Annual Report on Form 10-K (“Form 10-K/A”) and Quarterly Report on Form 10-Q (the “Form 10-Q/A”), respectively. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Form 10-K for the fiscal year ended December 31, 2010

General

Comment No. 1.   We refer to your request dated February 16, 2011 to the Securities and Exchange Commission’s Division of Corporation Finance Office of the Chief Accountant to provide an accommodation to allow for the filing of a comprehensive Form 10-K for the year ended December 31, 2010. The request specified that the company would provide:

●
all audited financial statements and other material information that would have been available had the company filed timely and complete reports in the company’s 2005 to 2010 Form 10-Ks and 2006 to 2010 Form 10-Qs; and

●	a discussion of operating results, trends, and liquidity for each interim and annual period.

However, certain of the information you indicated would be provided was omitted.  Please amend your filing to include:

●	MD&A for the annual periods 2008 to 2009;
●	Operating results, trends and liquidity for each annual period from 2008 to 2009;
●	Audited statements of stockholders’ equity and cash flows for 2005 to 2008 as referenced in the report of your independent accounting firm; and

●	Notes to consolidated financial statements for each year from 2005 to 2008. Please note that future filings include amendments.

Response No. 1:  The Form 10-K/A will include the information referred to in Comment No. 1.  As an example of the changes to be included in the Form 10-K/A, please see Exhibit 1A (statement of equity for the years ended December 31, 2005 to December 31, 2010) and Exhibit 1B (statement of cash flows for the years ended December 31, 2005 to December 31, 2010), each as appended hereto.

Management’s Discussion and Analysis of Financial Condition…, page 20

Results of Operations, page 20

Comment No. 2.  The results of operation should provide a discussion of each line item included in your statements of operations. In addition to the line items you have discussed, you should expand your disclosure to include cost of sales, gross profit, and interest expense. Also, you should clarify that general and administrative includes selling, general and administrative costs as well as depreciation and amortization.  Please amend your filing to include this expanded disclosure.

Response No. 2:  The Form 10-K/A will include the information referred to in Comment No. 2.  For immediate purposes, please see the Company’s proposed responses to Comment Nos. 3 through 6.

Revenue, page 21

Comment No. 3.   Please amend your filing to more fully describe the material factors contributing to significant changes in revenues. In general, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new products, new markets and other significant matters.  Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response No. 3: Please see the proposed revised language:

“Revenue for the Radioio subsidiary consists primarily of subscription and advertising fee revenue.  The io4business subsidiary revenue is derived from subscriptions, along with the sale of internet player equipment devices in 2009.  Revenue decreased by $14,500, or 1.7%, in fiscal year 2010 to $841,120 compared to $855,620 for fiscal year 2009.  io4business equipment sales dropped 100% from 2009, or $294,973 due to the outsourcing of equipment sales to a third party provider with no direct equipment sales by io4business.  io4business continued to sell new clients which resulted in the continued growth of  subscribers and increased subscription service revenue by $270,685 or 80.1%.  Radioio subscription revenue was down 9.6% in 2010 compared to 2009, and advertising revenue was down 41.7%.  There were no changes to the operating programs of Radioio and the decrease in revenue is attributed to the economic conditions of consumers, and the fact that an internet radio subscription is a discretionary item.”

General and administrative, page 21

Comment No. 4.  Please amend future filings to include the nature and amount of the significant components of the expenses included in general and administrative.  Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response No. 4: Please see the proposed revised language:

“The Company had consistent activities as a provider of Internet radio content during 2005 through 2010, which resulted in selling and general and administrative expenses attributable to this operation.  The Company is in the process of developing and expanding the Internet radio operation.  This process requires the addition of listeners and increasing the variety of content, and the primary costs to deliver the content is the music programmers, internet hosting, and related expenses.  This process also requires securing other sources of revenue such as advertisers, for which the Company predominantly utilizes the services of third parties in exchange for a commission.

For the years ended December 31, 2010 and 2009, the Company incurred selling and general and administrative expenses of $1,194,150 and $1,449,380, respectively a decrease of $255,230 or 17.6%.  This decrease resulted from cost reduction activities implemented by the Company in 2010 to reduce its operational costs.  The Company incurred $342,118 of internet hosting and related expenses in 2010 compared to $495,508 in 2009, a reduction of $153,390 or 31.0%, as the Company negotiated more favorable hosting rates.  Professional fees, which include legal, accounting, consulting and music programmer expenses, were $763,916 in 2010 compared to $837,226 in 2009, a decrease of $73,310 or 8.8%, primarily the result of more efficient utilization of technology to reduce the cost of music programming, partially offset by an increase in professional fees related to regulatory compliance and raising capital.  Royalties incurred in 2010 were $41,758, a $26,687 decrease, or 39.0% from the $68,445 reported for 2009. Royalty expense, which is based on expenses incurred by the Company, decreased as the result of an expense reduction program implemented by the Company during the year ended December 31, 2010.”

Liquidity and capital resources, page 21

Comment No. 5.  We refer to your discussion regarding recurring operating losses.  In future filings, please also indicate that in the auditor report, the auditor includes an explanatory paragraph indicating there is substantial doubt about the company’s ability to continue as a going concern. Also, please revise your disclosure to discuss all of the factors that give rise to substantial doubt about your ability to continue as a going concern, including the occurrence of negative cash flows from operations for the past six years.

Response No. 5: The Company will indicate that the report of its auditor includes a paragraph discussing the substantial doubt about the Company’s ability to continue as a going concern in its future filings to the extent applicable.  The Company proposes to include the following discussions of the factors to which you refer:

“We have generated operating losses and negative cash flow from operations since inception in November, 2005. We incurred net losses of $920,831 and $1,262,590 for the years ended December 31, 2010 and 2009, and we may continue to experience net operating losses. Historically, we have relied upon outside investor funds to maintain our operations and develop our business. We anticipate raising additional capital within the next twelve months from investors for working capital and business expansion needs.  We can provide no assurance that additional investor funds will be available on terms acceptable to us. If we are unable to obtain additional financing to meet our working capital requirements, we may have to curtail our business operations.  Also, refer to the Going Concern paragraph in the Report of Independent Registered Public Accounting Firm for further explanation.

At December 31, 2010, we had negative working capital of $6,770,306, as compared to $848,315 at December 31, 2009. The decrease in working capital is due to the reclassification of related party debt in 2010 from long term classification to a current liability classification.  The working capital decrease is primarily the result of converting related party debt to equity in April, 2011 as discussed further in Note 14 of the Consolidated Financial Statements relating to Subsequent Events.”

Comment No. 6.  We note that your discussion of cash flows from operating activities is primarily a narrative recitation of the cash flow statement.  The discussion of cash flows from operating activities should describe the primary drivers of and other material factors necessary to convey an understanding of cash flows, describe the indicative value of historical cash flows, and describe the underlying business reasons for changes in operating cash flows from period-to-period.  Please appropriately revise in future filings.  For guidance please refer to the Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response No. 6: Please see the proposed revised language:

“During the twelve months ended December 31, 2010 we experienced negative cash flow from operations of $635,804, as compared to $792,990 in 2009. The decrease in cash flows used for operating activities in 2010 is primarily attributable to the reduction in net loss ($341,759), an increase in accounts payable ($167,730), a decrease in accounts receivable ($6,269), an increase in expenses settled by issuance of common stock ($20,000), offset by the $90,347 decrease in depreciation expenses, an increase in accrued revenue ($17,899), and an increase in prepaid expenses ($903).

The Company did not purchase or sell any capital assets during the years ended December 31, 2010 and 2009, which results in $-0- for net cash provided by or used for investing activities during these two calendar years.

Net cash provided by financing activities in 2010 was $632,776, compared to $803,805 in 2009, primarily the result of the $240,000 reduction in proceeds received from long-term borrowing.”

Balance Sheet, page F-2

Comment No. 7.   The balance sheets included on pages F-2, F-28, F-30, F-32, F-34, F-36, and F-38 are missing financial amounts for the period represented in the left column.  Please amend your filing to include all of the financial amounts for all of the periods presented.

Response No. 7: The Company had corrected this error in its Amendment No. 1 to its Form 10-K filed on April 21, 2011.  The Form 10-K/A includes the corrected balance sheet; please see pages cited in the Comment.

Comment No. 8.   Please tell us what accrued revenue represents and how it is different from accounts receivable.

Response No. 8: Accounts receivable are based on non-subscription income items directly invoiced by the Company.  The accrued revenue represents estimates of ad revenue, based on ad runs, expected collections on those runs and reports of expected amounts to be paid by third parties placing ads.

Comment No. 9.  We see on page 36 that you did not pay any fees to your independent auditors in 2010. Please explain why the accounting and auditing fees associated with auditing 2005 to 2010 and the comprehensive 2010 10-K filing were not reflected in the company’s financial statements.  Also tell us the amount of the 2010 fees that were not recognized until 2011.

Response No. 9: There were no audit fees paid in 2010.  The fees for the audit of 2005 through 2010 were $22,000 and expensed in the first quarter of 2011.  The Company is accruing expected audit fees on a quarterly basis, along with the agreed upon fee for the auditor to review each quarter’s 10-Q filing.

Statements of Operations, page F-3

Comment No. 10.  Please amend your filing to include the net loss per share and the weighted average number of shares outstanding for each period presented, including the quarterly financial statements in Note 16.  Refer to FASB ASC 260-10-45-2.

Response No. 10:  Please see Exhibit 10 hereof which the Company proposes to include in the Form 10-K/A upon its filing.

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of significant accounting policies, page F-9

Revenue recognition, page F-10

Comment No. 11.  We refer to your revenue recognition policy included here as well as on page 9 in your Form 10-Q for the fiscal quarter ended September 30, 2011.  Please respond to the following comments:

●	Please tell us in detail why for the periods through 2010 you did not recognize revenue until cash was received. In your response, tell us how you applied the guidance in SAB 104 and SAB Topic 13.

●
Tell us why you changed your revenue recognition policy beginning with the quarter ended March 31, 2011 to recognize revenue on a pro-rata basis over the life of the subscription rather than when cash was received.  Include in your response the reason for the change, why your new policy is preferable and how you considered whether the change should be made retroactively.  Refer to FASB ASC 250-10-45 and 10-50.

●
We see you have $743,440 of deferred revenue recorded as of September 30, 2011. Please tell us the nature of the transactions leading to deferred revenue.  Also, please revise future filings to include a discussion of your deferred revenue accounting policy.

●	Please provide us a draft of your proposed revised disclosures.

Response No. 11:  The Company responds as follows:

●
The revenue recognition policy prior to January 1, 2011 for listener subscriptions was on a cash basis.  This was due to most of the subscription revenue being from month to month subscriptions cancellable by the subscriber at their discretion.  As a result revenue was not realized or realizable until received, and therefore recognized at that point in accordance with SAB Topic 13 (A)(1.).

●
The revenue recognition policy beginning January 1, 2011 for listener subscriptions changed with the launch of the Radioio Live programming.  Radioio Live as of January 1, 2011 was a wholly new operation that focuses on providing the Company’s listeners with access to live and archived proprietary talent content.  This is in contrast to the recorded music that had been provided to subscribers, and is still provided.  Radio personality Bubba the Love Sponge was the first of the Radioio Live producers of live content.  The audience of the Bubba the Love Sponge show is known as the Bubba Army.  In conjunction with the launch of the Bubba the Love Sponge show on the Radioio Live platform a number of new listener subscription packages were introduced.  The Captain was a two month offering for a discounted three year prepaid subscription, and subscribers to this plan are also known as early enlisters.  There were 2,817 subscribers to this package.  The second new plan was the Bubba Army Lieutenant plan, which offers a monthly subscription for $12.99 a month or an annual prepaid subscription for $129.99.  The third new subscription plan was the Bubba Army Sergeant plan, which offers a monthly subscription for $9.99, or an annual prepaid subscription for $99.99.  As the number of the subscriptions for a time frame longer than a month became material to the Company’s revenue, the recognition policy was amended to recognize revenue on a monthly pro-rata basis over the life of the subscription.  In accordance with FASB ASC 250-10-45 the change was not done retroactively as it was considered to be impracticable and retrospective application was not considered to create a material change in the revenue reported as most subscriptions prior to the new plans were on a monthly basis.

●
The deferred revenue reported at September 30, 2011 is the result of recognizing revenue monthly on a pro-rata basis over the life of the subscription.  The deferred revenue is the amount collected on the subscription in advance of being earned.  As outlined in the bullet point immediately above the new annual and three year subscription plans generated cash receipts that were in advance of the internet radio service being provided to the subscriber.  The Company will include a discussion of its deferred revenue recognition policies in its future policies.

●	The Company proposes to include the following revised disclosure:

“Revenue recognition.  The Company derives revenue primarily from premium listener subscription plans and from advertising.  The Company offers a number of subscription plans on a monthly and annual basis.  Revenue from subscribers is recognized on a monthly pro-rata basis over the life of the subscription beginning January 1, 2011 effective with the launch of Radioio Live and the material level of annual and multi-year subscriptions sold.  The pre-paid subscription amounts are recognized as deferred revenue liabilities and then recognized monthly as revenue.  Prior to January 1, 2011 subscription revenue was recognized as received from subscribers.

Advertising revenue is recognized in the period in which the advertisement is broadcast or run on the Company’s website.”

Note 8/9. Income Taxes, page F-22

Comment No. 12.  In future filings, please disclose the tax years subject to audit for your major tax jurisdictions. Refer to FASB ASC 740-10-50-15(e).

Response No. 12:   Notes 8 and 9 of the Form 10-K/A have been amended to state that the Company is not currently involved in any tax audits.  The Company will disclose taxing authority audits with all future filings.

Item 9A.  Controls and Procedures, page 31

Comment No. 13. We refer to your disclosures regarding your controls and procedures.  Please address the following comments:

Response No. 13: The Company responds as follows:

●
We see you concluded that your disclosure controls and procedures and internal control over financial reporting were ineffective.  Please amend your filing to describe each individual material weakness identified by management and any remediation efforts you plan to take or have taken.  Refer to S-K Item 308(a)(3).

The Company proposes to insert Exhibit 13A hereof.

●
Please amend your Form 10-K to disclose your assessment of internal controls over financial reporting, similar to your assessment in paragraph 4 related to disclosure controls and procedures. You should include the framework used by management to evaluate the effectiveness of your internal control over financial reporting consistent with Item 308(a)(2) of Regulation S-K.  Please note that “disclosure controls and procedures” and “internal control over financial reporting” are not interchangeable concepts.

The Company proposes to insert Exhibit 13B hereof.

●
Please revise to separate your discussion in the fourth paragraph related to your evaluation of disclosure controls and procedures into a new section that is not comingled with internal controls over financial reporting.

The Company proposes to insert Exhibit 13C hereof.

●
We note management performed its assessment of disclosure controls and procedures as of June 30, 2010. Under Exchange Act Rule 13a-15(b) the evaluation of disclosure controls and procedures should be performed as of the end of each fiscal quarter while Rule 13a-15(c) requires you to evaluate the effectiveness of your internal control over financial reporting as of the end of each fiscal year. Please tell us whether such an assessment was performed as of December 31, 2010. Please amend your filing to indicate, if true, that you performed the assessment as of December 31, 2010.  Otherwise, tell us why you did not perform the assessment and provide proposed disclosure relating to the lack of assessment.

The assessment of disclosure controls and procedures was done as of December 31, 2010. The Company will amend Form 10-K/A in response to your comment.

●
We refer to your disclosure regarding changes in internal controls over financial reporting indicating there have been no significant changes to your internal controls over financial reporting since the company’s last quarterly report on Form 10-Q for the quarter ended September 30, 2005. Please note that the reference should be to your most recent fiscal quarter, not to your most recent filed 10-Q.  Refer to Item 308(c) of Regulation S-K.  Please amend your filing.

The Company will amend the Form 10-K/A in response to your comment.

Form 10-Q for the fiscal quarter ended September 30, 2011

Consolidated Statement of Operations, page 5

Comment No. 14. For the nine months ended September 30, 2011, we see you reported interest income of $63,256.  Please tell us the underlying reason for generating interest income.

Response No. 14: The interest income is the result of the forgiveness of accrued interest upon the conversion of the related party notes to equity.  Please see Note 13 for a discussion of this topic.

Notes to Consolidated Financial Statements, page 8

Note 10. Preferred Stock, page 15

Comment No. 15. We see you exchanged approximately $5 million of related party debt obligations for 3,000,000 shares of preferred stock. Please respond to the following:

Response No. 15:  The Company responds as follows:

●	Tell us how you considered the disclosure requirements in FASB ASC 480-10-50-2;

The disclosure requirements in FASB ASC 480-10-50-2 were not considered to be applicable as the shares are not mandatorily redeemable.

●	Tell us how you considered the financial presentation requirements in FASB ASC 480-10-S99 since it appears the preferred stock has provisions that relate to events not solely within your control;

The financial presentation requirements in FASB ASC 480-10-S99 were not considered to be applicable to the conversion rights of the preferred shares, since the only instance in which the preferred shares could be converted at the holders’ discretion would result in a conversion thereof in to common stock.

●	Tell us if and when the shares become mandatorily redeemable;

The shares are not mandatorily redeemable.

●
Tell us how you measured the fair value of  the preferred stock and how you considered accounting for any difference between the value of debt extinguished and preferred stock issued - refer to FASB ASC 480-10-30;

The fair market value of the preferred shares was considered to be the value of the debt extinguished as the shares are not mandatorily redeemable and therefore FASB ASC 480-10-30 was not considered applicable.

●	Tell us the circumstances that led to 25,000 preferred shares being issued but not outstanding; and

The 25,000 preferred shares issued but not outstanding have been reported as such since the 2004 10-K.  On the balance sheet in the equity section there are 25,000 shares of preferred stock in treasury, which represent the issued shares.  The Company will amend the footnote to disclose the shares are held in Treasury.

●	In future filings, please file a copy of the preferred stock certificate of designation as an exhibit – refer to 601(b)(4) of Regulation S-K.

The Company will include a copy of the preferred stock certificate as an exhibit to the Form 10-K/A, with a copy attached to this response.

Item 4.  Controls and Procedures, page 20

Comment No. 16. We refer to your disclosures regarding your controls and procedures.  Please address the following comments:

Response No. 16: The Company responds as follows:

●
Please note that you are only required by Item 308 of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year. Therefore, please tell us whether such an assessment was performed as of March 31, June 30 and September 30, 2011.  If a full assessment was not performed, please amend your quarterly filings for the periods March 31, June 30 and September 30, 2011 to remove the disclosure regarding the assessment of internal control over financial reporting as of the end of each fiscal quarter.

The Company will remove the disclosure from the referenced filings.

●
We refer to your disclosure that the company had a material weakness in its disclosure controls and procedures “namely…”.  S-K Item 308(a)(3) requires you to include disclosure about each individual material weakness identified by management.  To the extent you had multiple material weaknesses, such as segregation of duties and lack of expertise; please amend your quarterly filings for the periods March 31, June 30 and September 30, 2011 to describe each material weakness.

The Company will include the following weaknesses in each of the foregoing filings:

●	There is a lack of sufficient accounting staff, which results in a lack of segregation of duties necessary for a good system of internal control;

●	There is an over-reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions;

●
The Company internally performed all aspects of our financial reporting process, but not limited to the underlying accounting records, recording journal entries and responsibility for the preparation of the financial statements.  Due to the fact that these duties were performed often times by the same personnel, a lack of review was created over the financial reporting process that might result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC.  These control deficiencies could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected;

●
The Company does not have a sufficient number of independent directors for our board and audit committee.  We currently have no independent director on the board, which is comprised of two directors, and we do not have an audit committee.  As a publicly-traded company, we should strive to have a majority of our board of directors to be independent.

●
We note in your disclosure of changes in internal control over financial reporting that there were no significant changes in your internal control over financial reporting. To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K, in future filings your disclosure should address any change that occurred during the last quarter (your fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please correct the disclosure in future filings.

The Company will make the correction in the Form 10-Q/A.

Part II. Other Information, page 21

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds, page 21

Comment No. 17. We note that in June, 2011 you issued 281,700 shares of common stock to 2,817 “subscribers who are part of the Bubba Army Early Enlistment subscription program.”  Please provide us with more details concerning this issuance.  Tell us what a “subscriber” is. Indicate the nature and the amount of consideration you received. We also note that the shares were issued in reliance on Rule 506 of Regulation D relating to sales to accredited investors.  Please advise us how you determined that each subscriber was an accredited investor.

Response No. 17: As set forth in greater detail in Response No. 11 above, a “subscriber” is a subscriber to Radioio Live, a provider of internet radio services, not to securities issued by the Company.  The early enlistment period commenced on February 1, 2011 and ended on February 28, 2011.  According to the Company, no mention of any issuance of shares was made until it issued a press release dated March 14, 2011 (see link below), i.e., two weeks after the promotion had ended, when the Company issued, for no consideration, 100 shares of its common stock to each participant in the early enlistment program.

Since the Company did not receive any consideration for the shares issued in the promotion, the inclusion of the reference to the 281,700 shares of common stock in this Item 2 was erroneous.  Consequently, the Company will delete all references to such shares in the Form 10-Q/A and all future filings.  The Company will also amend the quarterly report filed for the period ended June 30, 2011 accordingly.

http://markets.financialcontent.com/stocks/news/read/17723078/io_world_media_announces_successful_early_enlistment_program_and_stock_issuance_for_early_enlistment_participants

On behalf of the Company, we confirm that the Company acknowledges that:

●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 930-9700.

Very truly yours,

/s/ Henry Nisser
Henry Nisser

Exhibit 1A
ioWorldMedia, Incorporated and Subsidiaries
Statement of Shareholders' Equity
For the Years Ended December 31, 2010, 2009, 2008, 2007, 2006 and 2005

									Accumulated
					Additional		Common		Other
	Common Stock		Preferred Stock		Paid-in	Treasury	Stock	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Stock	Subscribed	Earnings	Income	Total

Balance, December 31, 2004	2,209,537	$2,310	25,000	$25	$51,704,944	$(25,931)	$(44,925)	$(51,994,752)	$84,868	$(273,461)

Collection of subscription receivable							44,925			44,925

Recognition of unrealized investment gain
upon disposal of investments									(84,868)	(84,868)

Common shares issued in acquisition	2,180,000	2,180			106,820					109,000

Common shares issued for debt	5,370,000	5,370			263,130					268,500

Common shares issued for intellectual property	16,430,000	16,430			805,070					821,500

Common shares issued for intellectual property	10,000,000	10,000			490,000					500,000

Net loss								(519,586)		(519,586)

Balance, December 31, 2005	36,189,537	$36,290	25,000	$25	$53,369,964	$(25,931)	$-	$(52,514,338)	$-	$866,010

Shares issued in lieu of compensation	2,160,000	2,160			105,840					108,000

Shares issued for stock subscriptions	500,000	500			249,500					250,000

Common shares issued for services	4,000,000	4,000			196,000					200,000

Common shares issued in settlement
of debt obligations	790,770	791			394,594					395,385

Common shares issued for services	1,000,000	1,000			49,000					50,000

Net loss								(2,601,454)		(2,601,454)

Balance, December 31, 2006	44,640,307	$44,741	25,000	$25	$54,364,898	$(25,931)	$-	$(55,115,792)	$-	$(732,059)

Common shares issued in settlement
of debt obligations	31,067,567	31,067			1,522,311					1,553,378

Net loss								(3,290,136)		(3,290,136)

Balance, December 31, 2007	75,707,874	$75,808	25,000	$25	$55,887,209	$(25,931)	$-	$(58,405,928)	$-	$(2,468,817)

Common shares issued for services	1,250,000	1,250			61,250					62,500

Common shares issued in settlement
of debt obligations	10,000,000	10,000			790,000					800,000

Net loss								(3,108,006)		(3,108,006)

Balance, December 31, 2008	86,957,874	$87,058	25,000	$25	$56,738,459	$(25,931)	$-	$(61,513,934)	$-	$(4,714,323)

Net loss								(1,262,590)		(1,262,590)

Balance, December 31, 2009	86,957,874	$87,058	25,000	$25	$56,738,459	$(25,931)	$-	$(62,776,524)	$-	$(5,976,913)

Common shares issued for services	2,000,000	2,000			18,000					20,000

Common shares issued in settlement
of debt obligations	19,745,000	19,745			177,705					197,450

Net loss								(920,831)		(920,831)

Balance, December 31, 2010	108,702,874	$108,803	25,000	$25	$56,934,164	$(25,931)	$-	$(63,697,355)	$-	$(6,680,294)

Exhibit 1B
ioWorldMedia, Incorporated and Subsidiaries
Statements of Cash Flows
For the Years Ended December 31, 2010, 2009, 2008, 2007, 2006, and 2005

	Years Ended December 31,
	2010	2009	2008	2007	2006	2005

Cash flows from operations
Net income (loss)	$(920,831)	$(1,262,590)	$(3,108,006)	$(3,290,136)	$(2,601,454)	$(519,586)

Adjustment to reconcile net loss to net cash:
Depreciation and amortization	109,830	200,177	326,665	309,881	254,483	21,169
Expenses settled by issuance of common stock	20,000	-	62,500	-	358,000	-
Loss (gain) on sale of marketable securities	-	-	-	-	-	-
Adjust marketable securities to market	-	-	-	-	-	(77,748)
Impairment charge on acquisition intangibles	-	-	1,055,352	1,505,942	-	-
Changes in operating assets and liabilities:	-	-	-	-	-	-
	-	-	-	-	-	-
Accounts receivable	6,269	(12,955)	14,686	(8,000)	16,827	(16,827)
Deposits	-	-	-	(1,046)	-	-
Accounts payable and accrued expenses	167,730	281,235	247,611	(85,892)	177,304	470,913
Accrued revenue	(17,899)	248	374	14,250	(13,587)	(1,285)
Prepaid expenses	(903)	895	(896)	895	(1,492)	-

Net cash provided by (used for) operating activities	(635,804)	(792,990)	(1,401,714)	(1,554,106)	(1,809,919)	(123,364)

Cash flows from investing activities

Intellectual property purchased	-	-	-	-	-	(947,994)
Asset acquisition, net of stock issued						(862,295)
Capital expenditures	-	-	-	(347,464)	(15,711)	-
Proceeds from sale of marketable securities	-	-	-	-	-	147,715

Net cash used for investing activities	-	-	-	(347,464)	(15,711)	(1,662,574)

Cash flows from financing activities

Issuance of common stock	-	-	-	-	-	-
Due to related party shareholders	596,876	583,478	1,388,500	1,721,673	1,899,109	1,686,277
Collection of stock subscription receivable		-	-	-	-	44,925
Proceeds from line of credit	-	-	-	-	-	-
Proceeds from long-term borrowing	80,000	320,000	-	287,108	-	-
Payments on capital lease obligation	(44,100)	(99,673)	(86,559)	(52,704)	-	-

Net cash provided by financing activities	632,776	803,805	1,301,941	1,956,077	1,899,109	1,731,202

Net increase (decrease) in cash	(3,028)	10,815	(99,773)	54,507	73,479	(54,736)
Cash, beginning of period	5,085	(5,730)	94,043	39,536	(33,943)	20,793

Cash, end of period	$2,057	$5,085	$-5,730	$94,043	$39,536	$-33,943

Supplemental disclosures:

Cash paid during the year for:

Interest	$27,147	$40,672	$42,186	$82,211	$0	$27

Noncash financing activities:

Common stock issued In settlement of debt obligation	$197,450	$0	$800,000	$1,553,378	$645,385	$0

Common stock issued for services	$20,000	$0	$62,500	$0	$358,000	$0

Exhibit 10
ioWorldMedia, Incorporated and Subsidiaries
Quarterly Balance Sheet
2010

	Unaudited
	2010 Quarter Ending

	March 31	June 30	September 30	31-Dec

ASSETS

Current assets

Cash	$6,983	$118,254	$3,620	$2,057
Accounts receivable	830	273
Prepaid expense	373
Accrued revenue		149		19,399

Total current assets	8,186	118,676	3,620	21,456

Property and equipment, net of accumulated depreciation		125,284	107,125	88,966

Other assets

Intellectual Property Intangible, net of accumulated amortization		18,598	9,299
Security deposit	1,046	1,046	1,046	1,046

Total other assets	28,943	19,644	10,345	1,046

Total assets	$180,571	$263,604	$121,090	$111,468

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Note payable related party shareholders		$5,013,301	$5,276,799	$5,403,794
Note payable		613,867	400,000	400,000
Current portion of capital lease payable		9,854	7,011	4,072
Accounts payable and accrued expenses		898,882	937,789	983,896

Total current liabilities	901,357	6,535,904	6,621,599	6,791,762

Notes payable related party shareholders		-	-	-
Capital lease payable, net of current portion		-	-	-
Note payable-long-term	401,035	-	-	-

Total liabilities	6,389,260	6,535,904	6,621,599	6,791,762

Stockholders' equity

Common stock, $.001 par value; 250,000,000 as of April 1, 2010 and and 90,000,000 authorized, 86,957,874, 108,702,874, 108,872,874 and
108,702,874 shares issued and outstanding at each quarter end, respectively		108,803	108,803	108,803
Preferred stock, $.001 par value, 5,000,000 shares authorized,
25,000 shares issued and no shares outstanding		25	25	25
Additional paid-in capital	56,738,459	56,934,164	56,934,164	56,934,164
Treasury stock, 25,000 shares of preferred, at cost		(25,931)	(25,931)	(25,931)
Accumulated defcit	(63,008,300)	(63,289,361)	(63,517,570)	(63,697,355)

	Total stockholders' equity	(6,272,300)	(6,500,509)	(6,680,294)

Total liabilities and stockholders' equity	$180,571	$263,604	$121,090	$111,468

Quarterly Statement of Operations

	Unaudited
	2010 Quarter Ending

	March 31	June 30	September 30	31-Dec

Sales	$181,647	$191,544	$207,302	$260,625

Cost of sales	95,572	102,343	113,108	119,799

Gross profit	86,075	89,201	94,194	140,826

Operating expenses:

Selling and general and administrative	282,779	336,067	288,868	287,171
Depreciation and amortization	27,457	27,457	27,457	27,458

Total expenses	310,236	363,524	316,325	314,629

Net operating income	(224,161)	(274,323)	(222,131)	(173,803)

Other income (expense)

Interest expense	(7,615)	(6,738)	(6,078)	(5,982)

Total other income (expense)	(7,615)	(6,738)	(6,078)	(5,982)

Net income (loss) before income taxes	(231,776)	(281,061)	(228,209)	(179,785)

Provision for income taxes	-	-	-	-

Net income (loss)	$(231,776)	$(281,061)	$(228,209)	$(179,785)

Net loss per weighted share,
basic and fully diluted	$(0.003)	$(0.003)	$(0.002)	$(0.002)

Weighted average number of common
shares outstanding, basic and fully diluted	86,957,874	87,196,830	108,702,874	108,702,874

Exhibit 13A

●	There is a lack of sufficient accounting staff, which results in a lack of segregation of duties necessary for a good system of internal control;

●	There is an over-reliance upon independent financial reporting consultants for review of critical accounting areas and disclosures and material non-standard transactions;

●
The Company internally performed all aspects of our financial reporting process, but not limited to the underlying accounting records, recording journal entries and responsibility for the preparation of the financial statements.  Due to the fact that these duties were performed often times by the same personnel, a lack of review was created over the financial reporting process that might result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC.  These control deficiencies could result in a material misstatement to our interim or annual financial statements that would not be prevented or detected;

●
The Company does not have a sufficient number of independent directors for our board and audit committee.  We currently have no independent director on the board, which is comprised of two directors, and we do not have an audit committee.  As a publicly-traded company, we should strive to have a majority of our board of directors to be independent.

In light of the foregoing, once we have adequate resources, management plans to develop the following additional procedures to assist in addressing these material weaknesses:

●	Hire a qualified accounting staff to manage, review, and verify day-to-day accounting and the financial statements;

●	Create and refine a structure in which critical accounting policies and estimates are identified, and together with other complex areas, are subject to multiple reviews by accounting personnel;

●	Recruit independent members to the board of directors;

●	Create an audit committee of the independent board members and implement procedures for its review of our disclosure controls and procedures.

We believe these actions will remediate the material weaknesses by focusing additional attention and resources in our internal accounting functions.  However, the material weaknesses will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Exhibit 13B

Evaluation of Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting”, as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect every misstatement. An evaluation of effectiveness is subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may decrease over time.

Our internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized use, acquisition, or disposition of our assets that could have a material effect on the consolidated financial statements.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this evaluation, and the material weaknesses previously disclosed, we concluded that our internal control over financial reporting was not effective as of December 31, 2010.

In making this assessment, management used the criteria set forth in Internal Control Over Financial Reporting — Guidance for Smaller Public Companies issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Exhibit 13C

Evaluation of Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining a system of disclosure controls and procedures that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosures.

In accordance with Exchange Act Rules 13a-15 and 15d-15, an evaluation was completed under the supervision and with the participation of the Company’s management, including the Company’s Principal Executive Officer and Principal Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2010.

Based on that evaluation, the Company’s officers concluded that, considering the existence of material weaknesses identified, the Company’s disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted under the Exchange Act was recorded, processed, summarized, and reported within the time periods specified in the Commission’s rules and forms.  This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our disclosure controls.

NUMBER 0

INCORPORATED UNDER THE LAWS OF THE STATE OF FLORIDA

SHARES

# IOWORLDMEDIA, INCORPORATED

**TOTAL AUTHORIZED ISSUE**
5,000,000 SHARES PAR VALUE $.001 EACH
PREFERRED STOCK

See Reverse for Certain Definitions

SPECIMEN

This is to Certify that ______________________________ is the owner of

______________________________ *fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

**Witness,** *the seal of the Corporation and the signatures of its duly authorized officers.*

**Dated**

© 1999 CORPEX BANKNOTE CO., BAY SHORE N.Y.